Code of Business Conduct and Ethics

Fairchild Semiconductor is committed to the highest standards of integrity in the ways we conduct our business and do our jobs. Our commitment to operating high-integrity businesses and organizations reflects one of our four primary Corporate Responsibility values. In our workplaces, we believe that ethical behavior will lead to increased trust, greater teamwork, improved processes and better decisions. We also believe that ethical behavior is essential to our sustained success, in our businesses and organizations, in our relationships with customers and suppliers, and in our work other business partners and stakeholders.

We are all responsible for maintaining the company's commitment to integrity through our compliance with laws, regulations and company policies. We are also responsible for raising any compliance or ethical issues that may undermine the company's integrity.

This Code of Business Conduct and Ethics (which we sometimes refer to simply as "the Code") is your guide to carrying out these responsibilities. All directors, executive officers and employees should familiarize themselves with the Code, and should know how to access the Code for future reference. If you are a manager or organization leader, you have a special responsibility for understanding the Code and helping to implement it within your team or organization.

We intend to continuously improve our compliance with both the letter and the highest spirit of this Code, as well as our management systems for implementing it. The Code will be amended from time to time to capture those improvements.

1. Scope and Application of the Code.

The Code applies across Fairchild Semiconductor, to all directors, executive officers and employees, in all businesses and organizations and in all countries and regions. You are required to understand and comply with the Code. In addition, we expect you to require or encourage third parties (such as consultants, contractors, representatives and suppliers representing Fairchild Semiconductor) to follow the Code as well as all other applicable Fairchild policies to the extent possible.

If any applicable law or regulation conflicts with the Code, you must comply with the law or regulation. If a local custom or practice conflicts with the Code, you must comply with the Code as implemented at your site. Site compliance officers are responsible for implementing the Code with due regard and respect for the customs and practices that apply in their locations.

Any waiver of the Code for directors or executive officers may be made only by the board of directors ~~or a committee of the board of directors~~ of Fairchild Semiconductor International, Inc. and must be promptly disclosed to stockholders in accordance with applicable regulations.

The Code is not intended to be exhaustive. The Code covers most subjects you will encounter in your work, but you may encounter situations that are not specifically covered. If you do, try and find a part of the Code that is similar and apply it. Some of the policies and guidelines in the Code are general in nature, and some are covered in more detail by specific policies and guidelines issued by our Human Resources, Finance, Purchasing and other departments. Please feel free to contact the office of the General Counsel, site compliance officer or your Human Resources business partner if any questions arise.

2. Enforcement; Your Obligation to Report Violations.

Fairchild Semiconductor will vigorously enforce the Code. Violations of the Code will result in disciplinary action, up to and including termination of service or employment. In addition, in all cases of actual or suspected criminal conduct, Fairchild's usual practice is to refer the matter to criminal authorities.

You must promptly report conduct that may constitute a violation of the Code. This report may be made to the office of the General Counsel (call 207-775-8081 or e-mail corporate.legal@fairchildsemi.com), your supervisor, your site compliance officer or your Human Resources business partner.

If you are not comfortable raising a possible violation in these ways, or in cases where you believe it would be futile under the circumstances, you must call Alertline, at 888-475-4621. Alertline is the independent hotline service retained by the company to handle any compliance or ethics complaint. Alertline is not staffed by company employees, and calls to Alertline can be handled anonymously and confidentially, at your option and upon your request. There is no charge for calling Alertline; if you are calling from outside the U.S., and for more information, click here.

Fairchild will review and, where it is determined necessary, investigate all reports of violations. All actions by the company will be conducted carefully, confidentially and on a strict need-to-know basis, and fairly, with respect and giving the benefit of the doubt to all involved. Accordingly, we will treat all allegations and accusations as unfounded assertions unless they are substantiated with evidence received in the review or investigation. Similarly, we will presume persons who report violations to be acting in good faith unless there is objective evidence to the contrary.

Fairchild will not tolerate any retaliation in response to a report of a possible violation. Any retaliatory action in response to a person who has made a report, is participating in a review or investigation at the company's request (whether or not his or her supervisor consents), or who refuses to participate or provide evidence in connection with a report, even at the company's request, should immediately be reported to the office of the General Counsel, your site compliance officer, your Human Resources business partner or Alertline. If warranted, disciplinary action up to and including termination will be taken against persons who engage in such retaliation.

3. Compliance with Corporate Responsibility Policy.

The company has adopted a Corporate Responsibility Policy which, by its own terms and under this code of conduct, must be complied with like all other company policies. Corporate Responsibility Policy provisions are designed to ensure that:

  working conditions in all our facilities are safe,
  all employees are treated with respect and dignity,
  all operations are environmentally responsible, and
  our company is directed and managed according to the highest standards of corporate governance and business ethics.

The provisions of the Corporate Responsibility Policy apply under this code of conduct just as if they were set forth in this Code itself. Many provisions of the Code provide more specific requirements relating to standards included in the Corporate Responsibility Policy.

4. Additional Policies Under the Code.

Comply with all laws, rules and regulations as well as company policies. You are responsible for understanding the laws, regulations and company policies that apply to your job and your organization. If you are a manager or organization leader, you have a special responsibility for understanding these policies and helping to train your teams and organizations accordingly. If you are unfamiliar with the laws and regulations that apply, or don't know what you don't know, contact the legal department.

Work to promote a positive work environment that supports honesty, integrity, respect, trust, responsibility and fair dealing. Treating everyone with respect and dignity is one of our four primary Corporate Responsibility values. All employees want and deserve a workplace where they will feel respected, satisfied and appreciated. This should extend to customers, suppliers, contractors, other business partners and competitors as well as employees. No employees should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair practice. While everyone who works for Fairchild must contribute to the creation and maintenance of such an environment, executive officers and managers have a special responsibility for fostering a context for work that will bring out the best in all of us. For further information, see Human Resources Policy No. 501.

Accurate, complete and truthful records. No false, misleading or artificial entries may be made on Fairchild's books and records and no documents should be signed without proper authority. All transactions must be fully and completely documented and properly recorded in the company's accounting records. All labor, travel, material and other expenses should be recorded truthfully. Fairchild Semiconductor's reports and documents filed with or submitted to the Securities and Exchange Commission and other public communications made by Fairchild Semiconductor should contain full, fair, accurate, timely and understandable disclosure. See applicable corporate finance policies, including the Financial Authorization Policy and the Policy on Public Disclosure and Analyst Communication.

Protect company assets. Protecting company assets is essential to the company's success. All employees are individually responsible for protecting company assets. Misuse, misappropriation or theft of company property is prohibited. This includes any company funds or company assets, such as software, telephones, computers, copy machines, facsimile machines, supplies and any other property owned by the company. Use of company property must be limited to company-related work. Occasional, reasonable personal use is permitted. Reasonable use depends upon the circumstances and is subject to review by management.

Protect trade secrets and other confidential information. Fairchild's confidential and proprietary information-including trade secrets-are important company assets which must be diligently protected by every employee. Almost any notion that qualifies as a "good idea," which the company keeps secret through reasonable means, and which gives the company independent economic value specifically because it is not known outside the company, may be considered a trade secret. Some examples of trade secrets are new product developments, customer lists, material costs, profit margins, present and future pricing policies, equipment types and utilization rates, merger and acquisition plans, processes and methods of manufacture, machinery designs and specifications, and tolerance data. Unlike a patent (which must be fully disclosed to be granted), a trade secret receives protection only if Fairchild Semiconductor makes reasonable efforts to guard its secrecy. All employees should be vigilant in protecting Fairchild's trade secrets by utilizing Non-Disclosure Agreements (NDAs) prior to sharing trade secrets with individuals outside the company, and clearly labeling confidential information as such and physically protecting any confidential information. For more information, visit invent.fairchildsemi.com.

Respect the intellectual property of others. Just as we expect our competitors and business partners to respect our intellectual property, it is the policy of Fairchild Semiconductor to respect the intellectual property of our competitors and business partners, including that of our customers and suppliers. This means we must not violate the patent, trademark, copyright, trade secret or other intellectual property rights of other persons or entities. Consult specific policies and ask for advice available from the legal department including the legal department intranet site.

Safeguard company information from unauthorized access regardless of the technology or transmission medium. Electronic distribution of information allows Fairchild to rapidly share information and ideas with both internal and external users. Information may contain intellectual property, export control data or other sensitive data that should not be disclosed to individuals who do not have "a need to know." The need to control access to information applies to both internal and external system users. To protect company information, Fairchild employees must be familiar with IT policies that govern information protection. For more information on how to protect company information, see the internal web site containing Information Technology Policies.

Comply with all laws, regulations and company policies on document retention. Employees must retain evidence of Fairchild's business transactions in order to comply with laws, regulations and our business and operational requirements. It is unlawful to intentionally destroy records that pertain to anticipated or commenced investigations, audits or litigation. Employees are required to comply with any instructions from the legal department to hold documents, or to suspect the ordinary operation of document destruction policies, that have been communicated to them. Fairchild is in the process of establishing formal policies and procedures for the retention and destruction of company records.

Draft emails and Internet postings with the same level of care you would use for any other written communication. Fairchild has established an Electronic Communications Policy that provides guidelines on the proper use of Fairchild's information technology, and encourages appropriate use of Fairchild systems. The company's electronic communications systems should be used by employees only for business purposes, although occasional personal use is permitted, provided such use does not interfere with productivity or computer system performance, expose the company to potential legal liability, or violate any other provision of this policy, the Electronic Communications Policy or any other Fairchild policy. You should not expect privacy in any message or information transmitted through the company's electronic communication systems, including but not limited to email, instant messaging (including SMS or chat), calendaring, document or storage systems, except to the extent required by law and, and then only as limited to the information and person concerned. Any use of email or other electronic means to exchange messages of a derogatory, discriminatory, harassing, threatening or otherwise improper manner under and law, regulation or company policy is prohibited. See HR policy 601 for further information.

Observe restrictions on accepting gifts from, or giving gifts to, vendors, customers, competitors, business partners, or any other person or entity that we do business with. Employees must not give or accept gifts, payments, entertainment or business courtesies (such as tickets to sporting events or golf outings) from or to suppliers, customers, vendors, agents, competitors, business partners, or any other entity that the company does business with unless ALL of the following conditions are satisfied: (1) the gift is of nominal or token value (note that some locations specifically define the maximum amount permitted); (2) the gift is not, and cannot be construed as, a bribe, payoff or improper inducement (that is, the gift cannot, and cannot be construed to, affect the decision-making of the recipient); (3) the gift is not solicited by the recipient (whether you are giving or receiving); and (4) the gift is not cash or a cash equivalent such as a gift card. If you know a gift has been given or received in violation of this policy, you must contact the Office of the General Counsel at (207) 775-8081, email corporate.legal@fairchildsemi.com or call Alertline at 888-475-4621 (for Alertline calling information, click here). For additional information relating to gifts from suppliers, see the Purchasing Department's Guidelines for Dealing with Suppliers.

Be truthful and honest in communications with customers, including marketing, advertising and pricing of products. Fairchild is committed to the truthful advertising of all its products. We value our relationships with customers and will always provide honest price estimates that are as accurate as Fairchild can make them. We want the quality of our products to speak for itself and will not permit the disparagement of other companies or their products. The payment of bribes or gratuities in the marketing of our products is strictly prohibited. Employees are strongly cautioned against providing gifts or entertainment that is beyond what is reasonable for the industry. See the provisions on gifts, above. If an employee is unsure as to how to proceed, contact the office of the General Counsel at (207) 775-8081 or email corporate.legal@fairchildsemi.com.

All purchasing must occur through the purchasing department. Familiarize yourself with and follow Fairchild's purchasing policies. Fairchild will only make purchases on the basis of (1) price, (2) service, (3) quality and (4) delivery terms. All purchasing commitments of any form, including verbal or written orders, letters of intent or contracts must occur through Fairchild's purchasing department and written agreements or contracts are required for all purchases. After-the-fact purchase requisitions are considered a violation of this policy. Those departments or individuals contemplating the purchase of goods or services should involve their site purchasing department early in the sourcing process to facilitate the supplier selection and qualification process and to conduct negotiations for the specific purchase. The only exception to the above are small purchases specifically allowed under Fairchild's Purchasing Card Program (see applicable Purchasing Policies for more details) and other documented exceptions to the purchasing department process. The acceptance of payments in return for a purchase order is grounds for immediate discharge or other disciplinary action. If you are unsure how to proceed, contact the office of the General Counsel at 207-775-8081 or email corporate.legal@fairchildsemi.com. For further information, see the Purchasing Department's Guidelines for Dealing with Suppliers.

Avoid conflicts of interest and the appearance of conflicts of interest. Fairchild recognizes the right of employees to engage in activities outside of their employment that are of a private nature and unrelated to our business. However, you must avoid conflicts of interest or the appearance of conflicts of interest. A "conflict of interest" occurs when an individual's private interest interferes in any way with the interests of the company. Describing all such instances is impossible. However, some situations that could result in a conflict of interest include doing business with a family member, having a financial interest in a company that is a Fairchild competitor (other than owning shares in a public company), taking a second job, managing your own business or serving as a director of another business. A policy of full and complete disclosure will be followed to assess and prevent potential conflicts of interest from arising. Approval of an activity does not imply that you are serving at the direction or request of Fairchild. Report any actual or potential conflict of interest to your supervisor, the office of the General Counsel, your site compliance officer or your Human Resources business partner. See the Conflicts of Interest Policy. Any actual or apparent conflict of interest involving a member of the board of directors or any executive officer of the corporation must be reviewed by the audit committee of the board of directors or another independent committee of the board. Loans by the Company to, or guarantees by the Company of obligations of, any director or officer or their family members are expressly prohibited.

Comply with export control laws and regulations of all countries in which Fairchild does business. Compliance with export control laws and regulations may affect business opportunities. Failure to comply may result in heavy fines and penalties and loss of exporting privileges. In the high-technology industry, various licenses are needed to export certain products and technical data from the U.S. to other countries, even when only company subsidiaries and their employees are involved. In some cases, a facsimile of technical data or carrying a laptop computer on an international flight may be considered an export. Revealing information to company employees who are citizens of listed countries (even within the territories of those countries in some cases) is also considered an export and may require special documentation. For more information, see our Export Compliance Policies.

Comply with all import laws and regulations of all countries which Fairchild does business. In complying with all import laws and regulations, Fairchild can ensure that its imports are not subject to delay or penalties and can take advantage of applicable programs to reduce duties and fees. In addition, Fairchild must ensure its entire supply chain complies with the Customs Trade Partnership Against Terrorism (C-TPAT) requirements.

Follow fair employment practices, which strictly prohibit any unlawful discrimination; protect employees' confidential information and identity. We do not discriminate in hiring, promotion, compensation of employees and employment practices on grounds of race, color, religion, age, nationality, social or ethnic origin, gender, sexual orientation, marital status, pregnancy, political affiliation, union membership, disability or veteran status. We maintain a work environment free of discrimination or harassment based on any of the foregoing. In addition, employees are not subject to medical tests that could be used in a discriminatory way. See Human Resources Policy No. 504 for a more detailed description of Fairchild's Fair Employment Practices. We maintain the confidentiality of employees' personal and confidential information, and protect the anonymity of employee and supplier whistleblowers.

Adhere to all antitrust and pro-competition laws. "Antitrust" laws refer generally to U.S. federal and state laws, and non-U.S. laws, that protect competition. Antitrust laws prohibit different types of agreements among companies to restrain free trade, efforts by companies to monopolize the marketplace, to fix and control prices, to boycott certain customers or suppliers, and other types of anti-competitive conduct. These laws are strictly enforced and their violation may result in severe penalties such as forced sales of parts of businesses and significant fines imposed on the company. Employees may also face substantial fines in addition to prison sentences. Please refer to Fairchild's Antitrust Compliance Policy for additional information on Fairchild's antitrust policy.

Be aware of and comply with the U.S. Foreign Corrupt Practices Act. Many countries have laws or rules prohibiting gifts to people who are employed by the government of that country. In addition, a U.S. law, the Foreign Corrupt Practices Act (FCPA), prohibits Fairchild, or anyone acting on behalf of Fairchild, including any employee, from making a payment or giving anything of value to a foreign official or political party for purpose of obtaining or retaining business. This provision also applies to payments or offers of anything of value to intermediaries, sales representatives or agents if the employee knows, or has reason to know, that the payment or offer will be used for a prohibited payment, gift or favor. All Fairchild employees worldwide must adhere to these restrictions.

The FCPA requires that Fairchild maintain a system of internal accounting controls and keep accurate records of transactions and assets.

The following activities are prohibited:

  Maintaining secret or unrecorded funds or assets,
  Falsifying records and
  Providing misleading or incomplete financial information to an auditor.

All employees who have any management, accounting, operational or sales responsibilities for activities outside of the United States must be aware of the FCPA and its impact upon operations, and the 1976 Securities and Exchange Commission and Federal Trade Commission consent decrees resulting from past issues. These decrees require the company to provide stockholders with both reasonable assurances that the business is adequately controlled and reliable financial information on a timely basis.

Your Responsibilities:

  Comply with the laws of all countries in which the company does business.
  Do not make any corrupt payment, regardless of amount, to foreign government officials or representatives, directly or through an intermediary.
  Do not use company funds for any unlawful or improper purpose.
  Disclose and record any use of company funds.
  Do not falsify, inflate or disguise any accounting record.
  Report any violations of Fairchild financial and accounting policies to the office of the General Counsel at (207) 775-8081 or email corporate.legal@fairchildsemi.com.

Fairchild will not contribute, directly or indirectly, to political candidates, parties or organizations. Employees may not be given paid leave for political activity, although unpaid leave is possible. Fairchild does encourage its employees to participate in the political process through voting or through individual contributions of time or money. The company engages in education and lobbying activities to educate legislators and government officials about issues that are in the company's interests. In addition, the company may provide funds in support of specific ballot initiatives (not candidates or political parties) to the extent permitted under applicable law.

Fairchild strictly prohibits participation in international boycotts in any country in which we do business. Fairchild complies with U.S. antiboycott legislation. This applies to Fairchild everywhere we do business, in all parts of the world. U.S. antiboycott law is designed to prevent Fairchild from taking any action in support of a boycott imposed by one country against a country that is friendly to the United States. Under U.S. antiboycott legislation, Fairchild is required to report the receipt of any request to participate in an international boycott. Requests are often found in letters of credit, shipping instructions, certificates of origin and other contract-related documents. Failure to report receipt of such requests is illegal. Complying with these requests is also prohibited by law and must be reported to the U.S. government.

Do not take for yourself any business opportunity of the company that is discovered in the course of your employment or as a result of your position. Employees must not engage in any activity related to Fairchild where the employee, as opposed to the company, is the primary beneficiary. The benefit of any business opportunity discovered in the course of employment at the company must flow to the company and not the employee. Directors and executive officers have a special responsibility to advance the company's interests when the opportunity arises.

Do not engage in "insider trading," which includes buying or selling Fairchild stock when you possess material nonpublic information, or providing material nonpublic information to any person when it is foreseeable that the person will buy or sell Fairchild stock. The company encourages employees to own shares of Fairchild stock. Our stock plans are designed to encourage employees to own an equity stake in the company's future. At the same time, Fairchild is committed to ensuring that employees do not violate insider trading laws. All employees need to know what insider trading is-and what it is not-before they can safely buy or sell shares of Fairchild stock. It is against federal law for any Fairchild employee to buy or sell Fairchild stock with knowledge of material nonpublic (or "inside") information. It is also against federal law for any employee to provide material nonpublic information or "tips" about the company to any person that result in those persons buying or selling Fairchild stock. The U.S. Securities and Exchange Commission, the ~~New York Stock Exchange~~ NASDAQ Stock Exchange and the company may monitor your stock trading. Please refer to Fairchild's Insider Trading and Tipping Policy for additional information.